Exhibit 99.4

Execution Version

ROYALTY AGREEMENT

     This ROYALTY AGREEMENT (as amended, modified, supplemented or restated, this “Agreement”) is made and entered into as of August 26, 2011, by and between MANHATTAN MINING CO., a corporation organized and existing under the State of Nevada, whose address is 1 Main Street, Manhattan, Nevada 89022, as the grantor (the “Company”) and WATERTON GLOBAL VALUE, L.P., by the general partner of its general partner, Cortleigh Limited, whose address is Folio House, P.O. Box 800, Road Town, Tortola, VG1110, as the grantee (the “Royalty Holder”).

Recitals

     A.      The Company owns or holds or has an option to purchase that certain real property, consisting of fee lands, patented mining claims, unpatented mining claims, unpatented millsite claims, mineral rights, leasehold and other right, titles and interests in Elko County, Nevada as further described on Exhibit A, and in Churchill County, Nevada as further described on Exhibit B, which Exhibits are attached hereto and incorporated herein by reference (collectively, the “Property”).

     B.      The Company has agreed to grant to the Royalty Holder a one and one-quarter percent (1.25%) royalty on all minerals produced from the Property on the terms and conditions set forth herein.

Agreement

     NOW, THEREFORE, in consideration of the promises and covenants herein contained and for other good and valuable consideration, the receipt and sufficiency of which are hereby confirmed, the parties agree as follows:

     1.      Royalty Grant. The Company hereby grants, bargains, sells, transfers, assigns and conveys, and agrees to pay, to the Royalty Holder a perpetual production royalty equal to one and one-quarter percent (1.25%) of the Gross Proceeds from all Products that are mined or produced from, or that otherwise originate from, the Property (the “Royalty”) as computed herein. No Royalty shall be due upon bulk samples extracted by the Company for metallurgical testing purposes during the Company’s exploration or development work on the Property. “Products” shall mean any and all ores, metals, minerals, mineral rights and other materials, of whatever kind and nature, howsoever characterized or defined, that are in, on, under or upon the surface or subsurface of the Property (or any part thereof) and all dor, concentrates and other mineral products, metals or minerals which are derived therefrom.

     2.      Royalty Calculation. As used herein, “Gross Proceeds” shall have the following meaning:

(i)      If the Company causes refined gold (meeting the specifications of the London Bullion Market Association) to be produced from Products, the Royalty shall be paid on the refined gold, as herein provided. For purposes of determining the Royalty, the refined gold shall be deemed to have been sold at the greater of (i) the actual price per ounce received by the Company for sales occurring and completed during such month, and (ii) the Monthly Average Gold Price, and the Gross Proceeds shall be determined by multiplying Gold Production during the calendar month by the greater of such actual price and the Monthly Average Gold Price for such month. As used herein, “Gold Production” shall mean the quantity of refined gold outturned during the calendar month to the Company’s account by an independent third party refinery from Products, on either a provisional or final settlement basis. If the outturn of refined gold is made by the refinery on a provisional basis, Gross Proceeds shall be based on the amount of such provisional settlement, but shall be adjusted in subsequent payments and statements to account for the amount of refined metal established by the final settlement. “Monthly Average Gold Price” shall mean the average London Bullion Market Association P.M. Gold Fix, calculated by dividing the sum of all such prices reported for the month by the number of days for which such prices were reported.

(ii)      If the Company causes refined silver (meeting the specifications for refined silver subject to the New York Silver Price published by Handy & Harman) to be produced from Products, the Royalty shall be paid on refined silver as herein provided. For purposes of determining the Royalty, the refined silver shall be deemed to have been sold at the greater of (i) the actual price per ounce received by the Company for sales occurring and completed during such month, and (ii) the Monthly Average Silver Price, and the Gross Proceeds shall be determined by multiplying Silver Production during the calendar month by the greater of such actual price and the Monthly Average Silver Price for such month. As used herein, “Silver Production” shall mean the quantity of refined silver outturned during the calendar month to the Company’s account by an independent third party refinery from Products, on either a provisional or final settlement basis. If the outturn of refined silver is made by the refinery on a provisional basis, Gross Proceeds shall be based on the amount of such provisional settlement, but shall be adjusted in subsequent payments and statements to account for the amount of refined metal established by the final settlement. As used herein, “Monthly Average Silver Price” shall mean the average New York Silver Price as published daily by Handy & Harmon, calculated by dividing the sum of all such prices reported for the calendar month by the number of days for which such prices were reported.

(iii)      If the Company causes refined metals other than refined gold and refined silver to be produced from Products, the Royalty shall be paid on the refined metal produced as herein provided, and the Gross Proceeds shall be equal to the amount of the proceeds actually received by the Company during the calendar month from the sale of such refined metal.

(iv)      If the Company sells raw ore mined from the Property or dor or concentrates produced from Products to an independent third party in an arm’s length transaction, then the Gross Proceeds shall be equal to the amount of the proceeds actually received by the Company during the calendar month from the sale of such raw ore, dor, or concentrates.

(v)      If the Company sells raw ore mined from the Property or dor or concentrates produced from Products in other than an arm’s length sale to an independent third party, then the Gross Proceeds shall be equal to the fair market value of such raw ore, dor or concentrates.

     3.      Calculation and Payment of Royalty.

(a)      The obligation to pay the Royalty shall accrue upon the outturn of refined metals, on which Royalty is payable to the Company’s account or the sooner sale of unrefined metals, dor, concentrates, ores or other Products, as hereinafter provided.

(b)      Where outturn of refined metals is made by an independent third party refinery on a provisional basis, the Royalty shall be based upon the amount of refined metal credited by such provisional settlement, but shall be adjusted in subsequent statements to account for the amount of refined metal established by final settlement by the refinery.

(c)      All Royalty payments shall be accompanied by a statement showing in reasonable detail the quantities and grades of the refined Products produced and sold or deemed sold by the Company monthly; the average monthly price determined as herein provided for refined metals on which Royalty is due; and other pertinent information in sufficient detail to explain the calculation of the Royalty payment. In the event any Royalty payment is not made within the time provided in this Section 3, Royalty Holder may give the Company notice in writing of such default, and unless within five days after receipt of such notice Royalty Holder shall have received such payment, then the Company shall pay interest on the delinquent payment at the rate of twelve percent (12%) per annum which shall accrue from the day the delinquent payment was due to the date of payment of the required Royalty payment and accrued interest. Reasonable attorney fees and costs shall be paid to the prevailing party by the other party in the event of disputes arising over payments of royalties.

(d)      All Royalty payments shall be considered final and in full satisfaction of all obligations of the Company with respect thereto, unless the Royalty Holder gives the Company written notice describing and setting forth a specific objection to the determination thereof within eighteen (18) months of receipt by the Royalty Holder of a Royalty statement. If the Royalty Holder objects to a particularly quarterly statement as herein provided, the Royalty Holder shall, for a period of 60 days after the Company’s receipt of notice of such objection, have the right, upon reasonable notice and at reasonable time, to have the Company’s accounts and records relating to the calculation of the Royalty in question audited by a representative or agent of the Royalty Holder. If such audit determines that there has been a deficiency or an excess in the payment made to the Royalty Holder such deficiency or excess shall be resolved by adjusting the next monthly Royalty payment or credit due hereunder. The Royalty Holder shall pay all costs of such audit unless a deficiency of 5% or more of the amount determined by the Company to be due to the Royalty Holder is determined to exist. The Company shall pay the costs of such audit if a deficiency of 5% or more of the amount due is determined to exist. All books and records used by the Company to calculate Royalty due hereunder shall be kept in accordance with U.S. generally accepted accounting principles consistently applied. Failure on the part of the Royalty Holder to make claim on the Company for adjustment in such eighteen (18) month period shall establish the correctness and preclude the filing of exceptions thereto or making of claims for adjustment thereon; providing that nothing herein shall limit the time in which the Royalty Holder may commence a proceeding for fraud, concealment or misrepresentation.

(e)      The Royalty shall be in addition to any other royalty due to a third party.

(f)      The Royalty Holder may elect to receive the Royalty “in cash” or “in kind” (as refined bullion, in the case of gold). The election to take the Royalty “in cash” or “in kind” may be exercised by the Royalty Holder at any time and from time to time. In the event no written election is made, the Royalty will continue to be paid to the Royalty Holder as it is then being paid.

(g)      If the Royalty Holder elects to receive its Royalty for precious metals in "in kind", Royalty Holder shall open a bullion storage account at each refinery or mint designated by Company as a possible recipient of refined bullion in which Royalty Holder owns an interest. Royalty Holder shall be solely responsible for all costs and liabilities associated with maintenance of such account or accounts, and Company shall not be required to bear any additional expense with respect to such "in-kind" payments.

(h)      The Royalty will be paid by the deposit of refined bullion into Royalty Holder’s account. On or before the 25th day of each calendar month following a calendar month during which production and sale or other disposition occurred, Company shall deliver written instructions to the mint or refinery, with a copy to Royalty Holder directing the mint or refinery to deliver refined bullion due to Royalty Holder in respect of the Royalty, by crediting to Royalty Holder's account the number of ounces of refined bullion for which Royalty is due; provided, however, that the words "other disposition" as used in this Agreement shall not include processing, milling, beneficiation or refining losses of Precious Metals. The number of ounces of refined bullion to be credited will be based upon Royalty Holder’s share of the previous month's production and sale or other disposition as calculated pursuant to the commingling provisions.

(i)      Royalty payable "in kind" on silver or platinum group metals shall, at the option of the Royalty Holder exercisable at any time and from time to time, be converted to the gold equivalent of such silver or platinum group metals by using the average monthly spot prices for precious metals set forth in Section 1.

(j)      Title to refined bullion delivered to Royalty Holder under this Agreement shall pass to Royalty Holder at the time such bullion is credited to Royalty Holder at the mint or refinery.

(k)      Royalty Holder agrees to hold harmless Company from any liability imposed as a result of the election of Royalty Holder to receive Royalty "in kind" and from any losses incurred as a result of Royalty Holder’s trading and hedging activities. Royalty Holder assumes all responsibility for any shortages which occur as a result of Royalty Holder’s anticipation of credits to its account in advance of an actual deposit or credit to its account by a refiner or mint.

(l)      Within thirty (30) days of the receipt of a statement showing charges incurred by Company for transportation, smelting or other deductible costs, Royalty Holder shall remit to Company full payment for such charges. If Royalty Holder does not pay such charges when due, Company shall have the right, at its election, provided Royalty Holder does not dispute such charges, to deduct the gold equivalent of such charges from the ounces of gold bullion to be credited to Royalty Holder in the following month.

(m)      If Royalty Holder elects to receive its Royalty in cash, payments shall be payable on or before the later of ten (10) days after Company receives payment from the smelter, refiner, processor, purchase or other recipient of such Products (the “Payor”) or the twenty-fifth (25th) day of the month following the calendar month in which the minerals subject to the Royalty were shipped to the Payor by Company. For purposes of calculating the cash amount due to Royalty Holder, precious metals and other minerals will be deemed to have been sold or otherwise disposed of at the time refined production from the Property is delivered, made available, or credited to Company by a Payor mint or refiner. The price used for calculating the cash amount due for Royalty on precious metals or other minerals shall be determined in accordance with Section 1. The Company shall make each Royalty payment to be paid in cash by delivery of a check payable to Royalty Holder and delivering such check to Royalty Holder at the address listed in this Agreement, or to such other address as Royalty Holder may direct or by direct bank deposit to Royalty Holder’s account as Royalty Holder shall designate. Should default be made in any cash payment when due for Royalty and such default exists ten (10) days following Notice of non-payment, then all unpaid amounts then due shall bear interest at the rate of twelve percent (12%) per annum commencing from and after such payment due date until paid.

(n)      The Company shall have the right of mixing or commingling, at any location and either underground or at the surface, any Products from the Property with any ores, metals, minerals, or mineral products from other lands, provided that the Company shall determine the weight or volume of, sample and analyze for grade and amenability to process all such Products and ores, metals, minerals and mineral products (including the recovery factor) before the same are so mixed or commingled. Any such determining of weight or volume, sampling and analytical practices and procedures applied by the Company shall be used as the basis of allocation of the Royalty payable to the Royalty Holder hereunder in the event of a sale by the Company of materials so mixed or commingled or of products produced therefrom. Prior to commencement of commercial production, the Company shall notify the Royalty Holder how the Company proposes to determine the weight of volume of, sample and analyze all such materials. The Royalty Holder may, within 30 days after receipt of such notice, object thereto in writing, specifying with particularity the grounds for such objection. If the Royalty Holder does not serve a timely objection, the Royalty Holder shall be deemed to have consented to procedures described in the Company’s notice. If the Royalty Holder does object to the Company’s proposed procedures within such 30 day period, the Company and the Royalty Holder shall attempt for a period of 15 days to reach agreement concerning the procedures to be used. If the Company and the Royalty Holder fail to reach agreement within such 15 day period, either party may initiate binding arbitration in accordance with the provisions of this Agreement, to determine the procedures to be used. Based on its operating experience, the Company may subsequently propose modifications to the approved procedures for determining the weight or volume of, sampling and analyzing ores or mineral products to be mixed or commingled, following the same procedures set forth above, including arbitration. Notwithstanding the foregoing, nothing herein shall require or permit the operations of the Company or its mixing or commingling or Products with any ores, metals, minerals or mineral products from other lands to be hindered, delayed or interrupted pending the determination of the procedures to be used.

(o)      The Company may but need not engage in forward sales, future trading or commodity options trading, and other price hedging, price protection, and speculative arrangements (“Trading Activities”) which may involve the possible delivery of base or precious metals produced from the Property. The parties acknowledge and agree that the Royalty Holder shall not be entitled to participate in the proceeds or be obligated to share in any losses generated by the Company’s Trading Activities.

     4.      No Implied Covenants. The timing, nature, manner and extent of any exploration, development, mining, production and sale of Products, if any, shall be at the sole discretion of the Company. No implied covenants or conditions whatsoever shall be read into this Agreement, including without limitation any covenants or conditions relating to exploration, development, prospecting, mining, production or sale of Products, except for the covenants of good faith and fair dealing.

     5.      Buy Back of Royalty. The Company shall have the right, exercisable at any time after the date hereof, to repurchase the Royalty Holder’s interest in the Royalty, which shall be at a purchase price and pursuant to the terms and conditions of a purchase agreement to be mutually agreed by the Royalty Holder and the Company at the time of any such purchase or sale. The Company shall request its right to buy back the Royalty by providing written notice thereof to the Royalty Holder.

     6.      Conveyance. The Company shall have the right to convey the Property only if it makes such conveyance or transfer explicitly subject to the continued existence and application of this Agreement and if such conveyance or transfer is made subject to the terms and conditions of any other agreement between Company and Royalty Holder, including, without limitation, as set forth in that certain Gold Supply Agreement dated August 26, 2011. The Company shall require any transferee or assignee of any interest in the Property to assume in writing the obligation to pay the Royalty Holder the Royalty in accordance with the terms and conditions set forth herein, and upon such assumption, the Company shall be released from all liability hereunder with respect to the transferred interest in the Property, except for such liability as has accrued prior thereto. Any such transfer or conveyance which does not include such assumption language shall be void ab initio.

     7.      Assignment by Royalty Holder. The Royalty Holder may assign or convey its rights under this Agreement. No change or division in the ownership of the Royalty, however accomplished, shall enlarge the obligations or diminish the rights of the Company.

     8.      Treatment of Product. The Company may, but shall not be obligated to, treat, mill, heap leach, sort, concentrate, refine, smelt, or otherwise process, beneficiate or upgrade the ores, concentrates, and other mineral product produced from the Property, at sites located on or off the Property, prior to sale, transfer, or conveyance to a purchaser, user or other consumer. The Company shall not be liable for mineral values lost in processing under sound practices and procedures, and no Royalty shall be due on any such lost mineral values.

     9.      Indemnity.

(a)      The Company agrees that it will defend, indemnify, reimburse and hold harmless the Royalty Holder, its affiliates and their directors, partners, managers, members, owners, principals, shareholders, officers, employees, agents, consultants, representatives, successors and assigns (collectively the “indemnified parties”), and each of them, from and against any and all any and all liabilities, obligations, losses, damages, penalties, actions, judgments, fines, suits, costs, charges, claims, Taxes, expenses, payments or disbursements of any kind whatsoever, including attorneys’ fees and expenses, which may be made or brought against the Royalty Holder or which it may sustain, pay or incur that howsoever result from or relate to operations or activities conducted on or in respect of the Property or that result from or relate to the mining, handling, transportation, smelting or refining of the Products or the handling or transportation of the Products.

(b)      Without limiting the generality of the foregoing provisions, the Company hereby agrees to indemnify, defend and hold harmless the indemnified parties from and against any and all administrative, regulatory or judicial actions, suits, demands, claims, liens, notices of non-compliance or violation, investigations, inspections, inquiries, proceedings, losses, costs, expenses, damages, claims and liabilities (collectively, “Environmental Claims”) incurred by any indemnified party relating in any way to the Property and any applicable laws (including Environmental Laws) or any permit, license, bond or other governmental authorization with respect to the Property, or any part thereof, including without limitation, as a result of:

(i)      any breach or violation of Environmental Laws which relates to the Property or the business, operations or activities of the Company;

(ii)      any release, presence, use, creation, transportation, storage or disposal of Hazardous Materials which relate to the Property or the business, operations or activities of the Company; or

(iii)      any claim or order for any clean-up, restoration, detoxification, reclamation, repair or other securing or remedial action which relates to the Property or the business, operations or activities of the Company.

(c)      The indemnity provided in Section 9(a) is limited to claims, demands, liabilities, actions and proceedings that may be made or taken against an indemnified party its capacity as or related to the Royalty Holder as a holder of the Royalty and will not include any indemnity in respect of any claims, demands, liabilities, actions and proceedings against an indemnified party in any other capacity.

(d)      The indemnification provisions of this Section 9 shall survive the termination of this Agreement.

     10.      Inspections. Royalty Holder and its authorized agents or representatives, on not less than three (3) days’ notice to the Company, may enter upon the Property for the purpose of inspecting the Property, all improvements thereto and operations thereon, as well as inspecting and copying all records and data, including without limitation electronically-maintained records and data, pertaining to all activities and operations on or with respect to the Property. Any such entry or inspection shall be at the risk and expense of the party conducting the investigation (although the Company shall not be excused from liability for its negligence or misconduct), and may not unreasonably hinder operations on the Property. Royalty Holder shall defend, indemnify the Company against, and hold the Company harmless from, any damage, claim or demand and all expenses related thereto (including reasonable attorneys’ fees) arising by reason of any injury to any person or property caused by their exercise of their rights in this Section 10, except to the extent such damage, claim or demand is caused by negligence or misconduct on the part of the Company.

     11.      Stockpiling. The Company may not stockpile, store or place Products off of the Property unless the Company has first secured from the property owner where such stockpiling, storage or placement is to occur a written agreement, in recordable form, that provides that the Royalty Holder’s right to the Royalty on such Products shall be preserved. Such agreement shall provide that (a) the Royalty Holder’s rights pursuant to this Agreement shall continue in full force and effect with respect to Products from the Property; (b) the Royalty Holder’s rights in and to the Products shall be the same as if the Products were situated on the Property; (c) the Royalty Holder’s rights to the Products contained within the stockpiled material shall take precedence over the rights of the property owner (and/or of such property owner’s creditors) to the stockpiled material; and (d) the “stockpiling” agreement referred to in this Section 11 shall be irrevocable as long as the Products from the Property, or any part thereof, remain on property which is not part of the Property.

     12.      Tailing and Residues. All tailing, residues, waste rock, spoiled leach materials, and other materials (collectively “Materials”) resulting from the Company’s operations and activities on the Property shall be the sole property of the Company, but shall remain subject to the obligation to pay the Royalty should the same be processed or reprocessed, as the case may be, in the future and result in the production of Products. Notwithstanding the foregoing, the Company shall have the right to dispose of Materials from any property, whether on or off of the Property, and to commingle the same with Materials from other properties. In the event Materials are processed or reprocessed, as the case may be, the Royalty applicable thereto shall be determined on a pro rata basis as determined by using the best engineering and technical practices then available.

     13.      Covenant Running With Land. The Royalty and all of the covenants, conditions, and terms of this Agreement shall (a) be of benefit to the parties, (b) run as a covenant with the Property and the ground covered thereby (including any interest derived from the federal government in the event of the amendment or repeal of the General Mining Law of 1872), and (c) bind and inure to the benefit of the parties and their respective successors and assigns (including any third party who acquires any interest in the Property). The Royalty, this Agreement and the performance of the provisions hereof attaches to the Property and shall remain an obligation of all persons who subsequently acquire, receive or obtain all or any interest in the Property. The Royalty shall attach to any amendments, relocations, restakings or conversions of any of the unpatented mining claims comprising a portion of the Property, or any real property interests which replace those claims which are created by amendments to federal or state mining laws or otherwise.

     14.      Representations and Warranties. The Company represents and warrants to Royalty Holder that:

(a)      Company is a corporation organized and existing under the laws of the State of Nevada and is in good standing in the State of Nevada. Company has full power, authority and legal right (i) to own or lease its assets and properties (including the Properties) and to conduct its business as now being conducted, (ii) to enter into its obligations under this Agreement and each other agreement, document and instrument executed or to be executed by it pursuant hereto or in connection herewith and to perform the terms hereof and thereof applicable to it, and (iii) to grant the Royalty.

(b)      The consummation of the transactions contemplated herein will not violate, nor be in conflict with, the constating documents, by-laws or other governing documents of Company or any Applicable Laws applicable to Company.

(c)      Exhibit A attached hereto and incorporated herein accurately and completely sets forth and describes all real property owned, held or controlled by the Company or its affiliates with respect to the Property located in Elko County, Nevada, including all fee interests, patented mining claims, unpatented mining claims, unpatented millsite claims, leases and other real property interests, and such Exhibit A is in a form that, when appended to this instrument, is adequate and sufficient for acceptance by Elko County, Nevada for the recording of real property instruments.

(d)      Exhibit B attached hereto and incorporated herein accurately and completely sets forth and describes all real property owned, held or controlled by the Company or its affiliates with respect to the Property located in Churchill County, Nevada, including all fee interests, patented mining claims, unpatented mining claims, unpatented millsite claims, leases and other real property interests, and such Exhibit B is in a form that, when appended to this instrument, is adequate and sufficient for acceptance by Churchill County, Nevada for the recording of real property instruments.

(e)      The Company has good title to or a valid leasehold interest in all fee lands, patented mining claims, and unpatented mining claims and millsite claims set forth on Exhibit A to this Agreement, which title is, subject to Permitted Liens (defined below), superior and paramount to any adverse claim or right of title which may be asserted, subject only to the paramount title of the United States as to any unpatented mining claims and millsite claims and the rights of third parties to the lands within such unpatented mining claims pursuant to the Multiple Mineral Development Act of 1954, the Surface Resources and Multiple Use Act of 1955 and other applicable laws and regulations. For purposes of this Agreement, “Permitted Liens” shall mean each and all those liens, pledges, assignments, security interests, preferences, encumbrances, minor defects of and clouds on title provided in writing to, and accepted by, the Royalty Holder.

(f)      This Agreement has been duly executed and delivered by Company and constitutes the legal, valid and binding obligation of Company enforceable against Company in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization and other laws of general application limiting enforcement of creditors’ rights generally.

     15.      Maintenance of the Property. From and after the date of this Agreement, the Company shall maintain good title to the Property, including, (a) paying when due all taxes on or with respect to the Property, timely paying when due all claim maintenance and other fees and costs required to maintain the unpatented mining claims and leases comprising a portion of the Property and timely making all filings and recordings associated therewith in the appropriate federal, state and county governmental offices, and timely making all payments required in connection with such filings and recordings, and (c) taking all other actions and making all other payments necessary or appropriate to maintain the right, title and interest of the Company in the Property and under this Agreement. Notwithstanding the foregoing, the Company shall have the right to abandon unpatented mining claims and terminate leases and other property interests forming part of the Property, provided that the Company first provides the Royalty Holder with thirty (30) days advance written notice of the Company’s intent to abandon such unpatented mining claims or terminate such leases or other property interests, in which case the Royalty Holder can elect to receive conveyances of such unpatented mining claims or leases or other property interests for a purchase price of $10 and otherwise reasonably acceptable in form and substance to the Royalty Holder; provided, however, that any such abandonment or termination of a property interest must be consistent with prudent mining practices. In the event of any conveyance of a leasehold interest to the Royalty Holder pursuant hereto, the Royalty Holder shall take and assume such interest subject to the terms and conditions of such lease. Notwithstanding the foregoing if, in the case of Property leased by the Company from a third party, such third party abandons, surrenders or relinquishes claims subject to such lease in compliance with the terms and conditions of such lease, and the Company has no obligation or agreement to maintain such claims, then the Royalty Holder, subject to the further provisions of this Section and this Agreement, shall have no right to receive conveyance of the third party lease applicable to such abandoned claims or to such claims that were abandoned in compliance with such third party lease. In the event that the Company abandons, surrenders or relinquishes its interest in any Property in compliance with this Agreement, then, subject to the further provisions of this Section and this Agreement, the Royalty shall expire as to such abandoned, surrendered or relinquished Property upon the date of such abandonment, surrender or relinquishment.

     If any unpatented mining claim, lease or other property interest forming part of the Property, or the Company’s rights to mine or extract Product therefrom, is voluntarily abandoned, surrendered or relinquished by the Company, and within five (5) years thereafter the Company or any of its affiliates or subsidiaries restakes and/or locates any portion of the ground covered thereby or otherwise acquires any direct or indirect right to use such Property or to mine or extract Product from such Property, such interest shall be subject to the Royalty.

     16.      Time of Essence. Time is of the essence in this Agreement.

     17.      Notices. All notices and deliveries of information hereunder shall be deemed to have been duly given if actually delivered or mailed by registered or certified mail, postage prepaid, addressed to the parties hereto at the addresses set forth above on page 1. Each party may, by written notice so delivered to the other, change the address to which delivery shall thereafter be made.

     18.      Rule Against Perpetuities. In the event a court of competent jurisdiction determines that the term or any other provision of this Agreement violates the Rule Against Perpetuities, then the term of this Agreement shall automatically be revised and reformed to coincide with the maximum term permitted by the Rule Against Perpetuities, or such other provision shall automatically be revised and reformed as necessary to comply with the Rule Against Perpetuities, and this Agreement shall not be terminated solely as a result of a violation of the Rule Against Perpetuities.

     19.      Additional Documents; Further Assurances. The parties shall from time to time execute and deliver all such further instruments, certificates and documents and do all such further actions and things as may be necessary or appropriate to fully perform, effectuate and carry out the purposes of this Agreement.

     20.      Amendments. This Agreement may not be amended, modified or changed, nor shall any waiver of any provision hereof be effective, except by means of a written instrument that has been executed by the party or parties to be bound.

     21.      No Partnership. Nothing in this Agreement shall create or be construed to create, expressly or by implication, a joint venture, mining partnership, commercial partnership, or other partnership relationship between the parties. In addition, the parties acknowledge and agree that nothing in this Agreement shall create or be deemed to create any fiduciary relationship between the Company and the Royalty Holder or to create any right or obligation on the part of either of them to act as the agent for or otherwise on behalf of the other.

     22.      Property Operations. As between the Company and the Royalty Holder, the Company shall have exclusive control and authority over all matters relating to the Property, including all business, operations and activities thereon.

     23.      Assignment. This Agreement shall inure to the benefit of and will be binding upon the parties and their respective successors and permitted assigns; provided, that the Company shall not sell, assign, transfer or convey this Agreement except in accordance with Section 6. The Royalty Holder may, at any time, without the consent of the Company, transfer or assign all or any part of this Agreement.

     24.      Joint Preparation. Each provision of this Agreement shall be construed as though the parties participated equally in the drafting of the same. Consequently, the parties acknowledge and agree that any rule of construction that a document is to be construed against the drafting party shall not be applicable to this Agreement.

     25.      Severance of Invalid Provisions. If and for so long as any provision of this Agreement shall be determined to be invalid for any reason whatsoever, such invalidity shall not affect the validity or operation of any other provision of this Agreement except only so far as shall be necessary to give effect to the construction of such invalidity, and any such invalid provision shall be deemed severed from this Agreement without affecting the validity of the balance of this Agreement.

     26.      Interest on Overdue Payments. If a party fails to pay any amount payable by it under this Agreement by the due date, such party shall, in addition to paying such amount, also pay interest on such amount at a rate of twelve percent (12%) per annum calculated from the due date until the date of payment.

     27.      Recording. The parties agree that the Royalty Holder may, and shall, record this Agreement (or a memorandum or short form of this Agreement) in the official records of Churchill and Elko Counties, Nevada.

     28.      Governing Law. This Agreement shall be governed by and construed under the laws of the State of Nevada, without giving effect to those principles of conflicts of laws that might otherwise require application of the laws of any other jurisdiction.

     29.      Arbitration.

(a)      Any dispute, controversy or claim arising out of or relating to this Agreement or the subject matter hereof, or the breach, termination, or invalidity of this Agreement, shall be settled by binding arbitration in accordance with the Commercial Arbitration Rules of the American Arbitration Association (“AAA”) in effect on the Effective Date, except as otherwise provided by this Section 29. Arbitration shall be the sole and exclusive forum for resolution of the dispute, controversy or claim, and the arbitrator’s award shall be final and binding to the extent permitted by law. Judgment thereon may be entered by any court having jurisdiction.

(b)      There shall be one arbitrator appointed by the parties. If the parties fail to agree on a single arbitrator within 20 days after arbitration is initiated, there shall be a single arbitrator appointed by AAA. The arbitrator shall be disinterested in the dispute, controversy or claim and shall have no connection with any party and shall, in the judgment of AAA, be qualified by education and experience to hear and determine the matter submitted to arbitration. Time is of the essence of the appointment of an arbitrator.

(c)      The arbitration need not be administered, but should the services of an appointing or administering authority be necessary, the appointing or administering authority shall be the AAA.

(d)      The place of arbitration shall be Reno, Nevada, unless otherwise agreed by the parties. The arbitration shall be conducted in the English language and any foreign language documents presented at such arbitration shall be accompanied by an English translation thereof. The arbitrator shall apply the law as made applicable by the Agreement.

(e)      For purposes of arbitration only, the parties consent that the United States District Court for the District of Nevada and the courts of record of the County of Washoe and the State of Nevada shall have jurisdiction and venue with respect to all aspects of the enforcement of the arbitration provisions of this Agreement.

(f)      Unless the procedure for discovery is otherwise agreed to by the parties, the arbitrator, at the request of a party, may establish rules for pre-hearing discovery which shall comport with due process, expeditious determination of the issues and fairness. Unless otherwise agreed by the parties, the depositions of no more than four witnesses on each side may be taken without the consent of the arbitrator(s). The Federal Rules of Civil Procedure and the Federal Rules of Evidence shall govern all aspects of the depositions, including admissibility.

(g)      The decision in the arbitration shall be rendered, unless otherwise agreed by the parties, no later than 30 days after the date the hearings were closed. The decision of the arbitrator shall be in writing, shall be a reasoned decision that states the basis for the award, shall be signed by the arbitrator, and shall be final and binding on the parties. If the parties settle the dispute in the course of arbitration, such settlement shall be approved by the arbitrator on request of either party and become the award. The arbitrator shall have authority to award any remedy or relief that a court of the State of Nevada could order or grant, including awarding attorneys’ fees to the prevailing party in the arbitration proceeding. In making monetary awards, the arbitrator is empowered to award only compensatory damages. Each party hereby irrevocably waives any damages in excess of compensatory damages, including a waiver of any punitive or multiple damages. The arbitrator may, in his or her discretion, grant pre-award interest, and if so, such interest may be at commercial rates during the relevant periods. The arbitrator may, in the course of proceedings, order any provisional remedy or conservatory measure, including but not limited to attachment, specific performance, preliminary injunction or the deposit of specified security, considered to be necessary, just and equitable. The failure of a party to comply with such an interim order, after due notice and opportunity to cure such noncompliance, may be treated by the arbitrator as a default and all or some of the claims or defenses of the defaulting party may be stricken and partial or final award entered against such party, or the arbitrator may award such lesser sanctions deemed appropriate. A request for interim or provisional relief to a court shall not be deemed incompatible with the agreement to arbitrate or as a waiver of that agreement.

(h)      Prior to rendering a final award, the arbitrator shall submit to the parties an unsigned draft of the proposed award (exclusive of any award of costs and attorneys fees) and each party within three business days after receipt of such draft award, may serve on the other parties to the arbitration and file with the arbitrator: (i) a written statement outlining any claimed errors of fact, law computation or otherwise; and (ii) a certification by the party’s counsel of the costs and attorneys’ fees directly expended in the arbitration. Within three business days after receipt of the written statement of each party to the arbitration, the arbitrator shall render a final award. The award shall briefly state the reasoning on which it rests.

(i)      All deadlines specified in this Section 29 may be extended by mutual written agreement of the parties.

(j)      Each party is required to continue to perform its obligations under this letter agreement pending final resolution of any dispute.

(k)      The procedures specified in this Section 29 will be the sole and exclusive procedures for the resolution of disputes between the parties arising out of or relating to this letter agreement; provided, however, that, prior to the appointment of the arbitrator, a party may seek a preliminary injunction or other preliminary judicial relief in the courts of the State of Nevada if in the judgment of that party such action is necessary to avoid irreparable damage or to preserve the status quo. Despite the initiation of any such judicial proceedings, the parties will continue to participate in good faith in the procedures specified in this Section 29.

(l)      Before accepting the position of arbitrator, the individual appointed shall set forth the basis for establishing his or her fees for the arbitration. Such basis shall be according to reasonable rates for hourly fees charged by such individual in the normal exercise of his or her profession. Except as otherwise awarded by the arbitrator, the parties shall each bear their own attorneys’ fees and costs and one-half of the administrative costs and arbitrator’s fees of any arbitration proceeding.

(remainder of this page intentionally blank)

     IN WITNESS WHEREOF, the parties to this Agreement have duly executed and delivered this Agreement effective as of the date first above written.

The Company:

MANHATTAN MINING CO.

By: /s/ Roland M. Larsen
Name: Roland M. Larsen
Title: CEO

The Royalty Holder:

WATERTON GLOBAL VALUE, L.P., by the general
partner of its general partner, CORTLEIGH LIMITED

By: /s/ Peter Poole
Authorized Signing Officer

[Signature Page to Royalty Agreement]

STATE OF _________________________________	)
)
COUNTY OF ________________________________	)	ss.

     The foregoing instrument was acknowledged before me on this 26th day of August, 2011, by Roland M. Larsen as Chief Executive Officer of Manhattan Mining Co., a Nevada corporation.

     Witness my hand and official seal.

/s/ Candace L. Mayhem
Notary Public

My Commission expires:

May 19, 2013

[SEAL]

STATE OF __________________________________	)
)
COUNTY OF _________________________________	)	ss.

     The foregoing instrument was acknowledged before me on this 26th day of August, 2011, by Peter Poole as Director of Cortleigh Limited, the general partner of the general partner of Waterton Global Value, L.P., a British Virgin Islands limited partnership.

     Witness my hand and official seal.

/s/ Denise Charles
Notary Public

My Commission expires:

December 31, 2011

[SEAL]

[Signature Page to Royalty Agreement]

EXHIBIT A
TO
ROYALTY AGREEMENT
BETWEEN
MANHATTAN MINING CO.
AND
WATERTON GLOBAL VALUE, L.P.,
by the general partner of its general partner, Cortleigh Limited

ELKO COUNTY, NEVADA

All lands and real property constituting and associated with the Pinon Property in Elko County, Nevada, including all fee, leasehold, mineral, patented mining claims, unpatented mining claims (lode and placer), unpatented millsites, tunnel sites and rights, royalties, water rights, fixtures and other real property rights and interests (whether surface, underground, mineral, or other), including the following:

LEGAL DESCRIPTION

(See Attached Pages 2-6)

LOCATED IN
ELKO COUNTY, NEVADA

UNPATENTED MINING CLAIMS:

(TOTAL: 174 UNPATENTED MINING CLAIMS)

		Elko County Recordation
Claim	BLM Serial No.	Book	Page
TC-1	[NMC 125638 thru NMC 133862 ]	304	6 thru 15
TC-2	[NMC 125638 thru NMC 133862 ]	304	6 thru 15
TC-3	[NMC 125638 thru NMC 133862 ]	304	6 thru 15
TC-4	[NMC 125638 thru NMC 133862 ]	304	6 thru 15
TC-5	[NMC 125638 thru NMC 133862 ]	304	6 thru 15
TC-6	[NMC 125638 thru NMC 133862 ]	304	6 thru 15
TC-7	[NMC 125638 thru NMC 133862 ]	304	6 thru 15
TC-8	[NMC 125638 thru NMC 133862 ]	304	6 thru 15
TC-9	[NMC 125638 thru NMC 133862 ]	304	6 thru 15
TC-10	[NMC 125638 thru NMC 133862 ]	304	6 thru 15
TC-11	NMC 133862	309	114
TC-12	NMC 148871	329	58 thru 74
TC-13	NMC 148872	329	58 thru 74
TC-14	NMC 148873	329	58 thru 74
TC-15	NMC 148874	329	58 thru 74
TC-16	NMC 148875	329	58 thru 74
TC-17	NMC 148876	329	58 thru 74
TC-18	NMC 148877	329	58 thru 74
TC-19	NMC 148878	329	58 thru 74
TC-20	NMC 148879	329	58 thru 74
TC-21	NMC 148880	329	58 thru 74
TC-22	NMC 148881	329	58 thru 74
TC-23	NMC 148882	329	58 thru 74
TC-24	NMC 148883	329	58 thru 74
TC-25	NMC 148884	329	58 thru 74
TC-26	NMC 148885	329	58 thru 74
TC-27	NMC 148886	329	58 thru 74
TC-28	NMC 148887	329	58 thru 74
TC-29	NMC 403761	558	426 thru 436
TC-30	NMC 403762	558	426 thru 436
TC-31	NMC 403763	558	426 thru 436
TC-32	NMC 403764	558	426 thru 436
TC-33	NMC 403765	558	426 thru 436
TC-34	NMC 403766	558	426 thru 436
TC-35	NMC 403767	558	426 thru 436
TC-36	NMC 403768	558	426 thru 436
TC-37	NMC 403769	558	426 thru 436
TC-38	NMC 403770	558	426 thru 436
TC-39	NMC 403771	558	426 thru 436
PP1	829752

Exhibit A
2 of 6

		Elko County Recordation
Claim	BLM Serial No.	Book	Page
PP2	829753
PP3	829754
PP4	829755
PP5	829756
PP6	829757
PP7	829758
PP8	829759
PP9	829760
PP10	829761
PP11	829762
PP12	829763
PP13	829764
PP14	829765
PP15	829766
PP16	829767
PP17	829768
PP18	829769
PP19	829770
PP20	829771
PP21	829772
PP22	829773
PP23	829774
PP24	829775
PP25	829776
PP26	829777
PP27	829778
PP28	829779
PP29	829780
PP30	829781
PP31	829782
PP32	829783
PP33	829784
PP34	829785
PP35	829786
PP36	829787
PP37	829788
PP38	829789
PP39	829790
PP40	829791
PP41	829792
PP42	829793
PP43	829794
PP44	829795
PP45	829796
PP46	829797
PP59	829810

Exhibit A
3 of 6

		Elko County Recordation
Claim	BLM Serial No.	Book	Page
PP60	829811
PP61	829812
PP62	829813
PP63	829814
PP64	829815
PP65	829816
PP66	829817
PP67	829818
PP68	829819
PP69	829820
PP70	829821
PP71	829822
PP72	829823
PP73	829824
PP74	829825
PP75	829826
PP76	829827
PR1	881625
PR2	881626
PR3	881627
PR4	881628
PR5	881629
PR6	881630
PR7	881631
PR8	881632
PR9	881633
PR10	881634
PR11	881635
PR12	881636
PR13	881637
PR14	881638
PR15	881639
PP77	881622
PP78	881623
PP79	881624
CISS 37	407885
CISS 38	407886
CISS 39	407887
CISS 40	407888
CISS 41	407889
CISS 42	407890
CISS 43	407891
CISS 44	407892
CISS 45	407893
CISS 46	407894
CISS 47	407895

Exhibit A
4 of 6

		Elko County Recordation
Claim	BLM Serial No.	Book	Page
CISS 48	407896
CISS 49	407897
CISS 50	407898
CISS 51	407899
CISS 52	407900
CISS 53	407901
CISS 54	407902
CISS 55	407903
CISS 56	407904
CISS 57	407905
CISS 58	407906
CISS 59	407907
CISS 60	407908
CISS 61	407909
CISS 62	407910
CISS 63	407911
CISS 64	407912
CISS 65	407913
CISS 66	407914
CISS 67	407915
CISS 68	407916
CISS 69	407917
CISS 70	407918
CISS 71	407919
CISS 72	407920
CISS 73	407921
CISS 74	407922
CISS 75	407923
CISS 76	407924
CISS 77	407925
CISS 78	407926
CISS 79	407927
CISS 80	407928
CISS 81	407929
CISS 82	407930
CISS 83	407931
CISS 84	407932
CISS 85	407933
CISS 86	407934
CISS 87	407935
Joe PP 56	898185
Joe PP 58	898186

Exhibit A
5 of 6

LEASES:

Lease Name / Lessor	Lease Date	Property Description
Karen Rudnick	04/01/2011

MINERAL INTERESTS ONLY; ALL OF SECTIONS 15 (8.33% ON 640 ACRES), 21 (8.33 ON 640 ACRES), 27 (8.33% ON 640 ACRES) T30N, R53# AND SECTION 33 (8.33% ON 400 ACRES), T31N, R53E LOCATED IN ELKO COUNTY, NEVADA HELD BY THE OWNER. THE TOTAL ACREAGE FOR THIS LEASE IS APPROXIMATELY 2,320 ACRES.

Oscar Rudnick	12/01/2010

MINERAL INTERESTS ONLY IN ALL OF SECTIONS 15 (8.3% ON 640 ACRES), 27 (16.67% ON 640 ACRES), T30N, R53E AND SECTION 33 (8.3% ON 400 ACRES), T31N, R53E LOCATED IN ELKO COUNTY, NEVADA HELD BY THE OWNER. THE TOTAL ACREAGE FOR THIS LEASE IS APPROXIMATELY 1,680 ACRES.

Calvin Dean Stitzel and Cameron Dean Stitzlel	04/01/2004

2 (TWO) UNPATENTED LODE MINING CLAIMS LOCATED IN THE SE 1/4, SECTION 28, T30N, R53E, ELKO COUNTY, NEVADA, HELD BY THE OWNER AS 100% MINERALS FOR THE UNPATENTED CLAIMS DESCRIBED IN EXHIBIT A ATTACHED. THE TOTAL ACREAGE FOR THESE CLAIMS IS APPROXIMATELY 40 ACRES.

Pereira Family LLC	08/07/2007	SECTIONS 15 (640 ACRES) AND 23 (640 ACRES) AND 27 (240 ACRES) T30N, R53E LOCATED IN ELKO COUNTY, NEVADA HELD BY THE OWNER AND REPRESENTED BY REGIONS BANK AS AGENT FOR PEREIRA FAMILY, LLC.
Pereira Family LLC	07/12/2006	SECTIONS 25 (640 ACRES) AND 13 (640 ACRES) T30N, R53E LOCATED IN ELKO COUNTY, NEVADA HELD BY THE OWNER AND REPRESENTED BY REGIONS BANK AS AGENT FOR PEREIRA FAMILY, LLC.

Julian Tomera Ranches, Stonehouse	08/30/2002	AS TO AN UNDIVIDED 25% MINERAL INTEREST
Division and Thomas J. Tomera and			APPROX.	NET
Patsy S. Tomera, as Trustees of the			GROSS	MINERAL
Thomas J. Tomera Family Trust			ACRES	ACRES
		SECTION 21 –ALL	640	160
		SECTION 27 – SW 5/8	400	100
		TOTAL	1,040	260
		TOWNSHIP 30 NORTH, RANGE 53 EAST, MDM
		LOCATED IN ELKO COUNTY, NEVADA.

Tomera Clan Lease	07/14/2010	AS TO AN UNDIVIDED 25% MINERAL INTEREST
			APPROX.	NET
			GROSS	MINERAL
			ACRES	ACRES
		SECTION 21 –ALL	640	160
		SECTION 27 – SW 5/8	400	100
		TOTAL	1,040	260
		TOWNSHIP 30 NORTH, RANGE 53 EAST, MDM
		LOCATED IN ELKO COUNTY, NEVADA.

Exhibit A
6 of 6

EXHIBIT B
TO
ROYALTY AGREEMENT
BETWEEN
MANHATTAN MINING CO.
AND
WATERTON GLOBAL VALUE, L.P.,
by the general partner of its general partner, Cortleigh Limited

CHURCHILL COUNTY, NEVADA

All right, title and interest of Trustor in and to all lands and real property located in Churchill County, Nevada, including all fee, leasehold, mineral, patented mining claims, unpatented mining claims (lode and placer), unpatented millsites, tunnel sites and rights, royalties, water rights, fixtures and other real property rights and interests (whether surface, underground, mineral, or other), including the following:

LEGAL DESCRIPTION

(See Attached Pages 2-7)

LOCATED IN
CHURCHILL COUNTY, NEVADA

UNPATENTED MINING CLAIMS:

(TOTAL: 205 UNPATENTED MINING CLAIMS)

Claim	BLMSerialNo.	Book/Page
White Caps	83089	30/422
White Caps #1	83090	30/423
White Caps #2	83091	4/476
White Caps #3	83092	4/478
White Caps #4	83093	4/480
I told you	83094	4/481
Little John	83106	32/423
Extension	55243	151/528
Ext. #1	67972	153/393
Ext. #2	67966	153/394
Ext. #3	67967	153/395
Ext. #4	67968	153/396
Ext. #5	67969	153/397
Ext. #6	67970	153/398
Ext. #7	67971	153/399
Gold Hill #1	83073	93/113
Gold Hill #2	83074	93/114
Gold Hill #3	173628	187/107
Gold Hill #4	173629	187/108
Gold Hill #5	173630	187/109
Gold Hill #6	173631	187/110
FC#14	471362	DC#/236145
FC#16	471364	DC#/236147
FC#18	471366	DC#/236149
FC#20	200659	196/186
FC#22	200661	196/188
FC#24	200663	196/190
FC#26	200665	196/192
FC#28	200667	196/194
FC#30	200669	196/196
FC#32	200671	196/198
FC#34	200673	196/200
FC#36	200675	196/202
FC#38	200677	196/204
FC#40	200679	196/206

Exhibit B
2 of 7

Claim	BLMSerialNo.	Book/Page
FC#42	200681	196/208
FC#44	200683	196/210
FC#46	200685	196/212
FC#48	200687	196/214
FC#50	200689	196/216
FC#55	200694	196/221
FC#56	200695	196/222
FC#57	200696	196/223
FC#58	200697	196/224
FC#59	200698	196/225
FC#60	200699	196/226
FC#61	200700	196/227
FC#62	200701	196/228
FC#63	200702	196/229
FC#64	200703	196/230
FC#65	471369	DC#/236152
FC#66	200705	196/232
FC#67	471370	DC#/236153
FC#68	200707	196/234
FC#69	471371	196/236154
FC#70	200709	196/236
FC#71	471372	DC#/236155
FC#72	200711	196/238
FC#73	471373	DC#/236156
FC#74	471374	DC#/236157
FC#75	471375	DC#/236158
FC#76	471376	DC#/236159
FC#77	200716	196/243
FC#78	471377	DC#/236160
FC#79	200718	196/245
FC#80	471378	DC#/236161
FC#81	471379	DC#/236162
FC#82	471380	DC#/236163
FC#83	471381	DC#/236164
FC#84	471382	DC#/236165
FC#85	471383	DC#/236166
FC#86	471384	DC#/236167
FC#87	471385	DC#/236168

Exhibit B
3 of 7

Claim	BLMSerialNo.	Book/Page
FC#88	200727	196/254
FC#89	471386	DC#/236169
FC#90	471387	DC#/236170
FC#91	471388	DC#/236171
FC#92	471389	DC#/236172
FC#93	471390	DC#/236173
FC#94	471391	DC#/236174
FC#95	471392	DC#/236175
FC#96	471393	DC#/236176
FC#97	200736	196/263
FC#98	200737	196/264
FC#99	200738	196/265
FC#l00	200739	196/266
FC#101	200740	196/267
FC#102	200741	196/268
FC#107	200746	196/273
FC#109	200748	196/275
FC#111	200750	196/277
FC#113	200752	196/279
FC#115	200754	196/281
FC#117	200756	196/283
FC#119	200758	196/285
FC#121	200760	196/287
FC#123	200762	196/289
FC#125	200764	196/291
FC#127	200766	196/293
FC#129	200768	196/295
FC#131	200770	196/297
FC#133	200772	196/299
FC#135	200774	196/301
FC#137	200776	196/303
FC#139	200778	196/305
FC#141	200780	196/307
FC#143	200782	196/309
FC#145	200784	196/311
FC#147	200786	196/313
FC#149	200788	196/315
FC#151	200790	196/317
FC#153	200792	196/319
FC#155	200794	196/321

Exhibit B
4 of 7

Claim	BLMSerialNo.	Book/Page
Quicktung	83095	29/155
Quicktung#1	83096	29/150
Quicktung#2	83097	29/157
Quicktung#3	83098	29/158
Quicktung#4	83099	29/159
Quicktung#5	83100	291160
Quicktung#6	83101	29/161
Quicktung#7	83102	29/162
Sunrise Pike	83103	29/86
Sunrise Pike#l Amended	83104	29/87
Chucker Amended	83105	29/88
Fond Fraction 9	540216	DC/242965
Fond Fraction 10	540217	DC/242966
Fond Fraction 11	540218	DC/242967
Fond Fraction 12	540219	DC/242968
Fond Fraction 14	540220	DC/242960
Fond Fraction 15	540221	DC/242970
FCW#1	828224	341712
FCW#2	828225	341713
FCW#3	828226	341714
FCW#4	828227	341715
FCW#5	828228	341716
FCW#6	828229	341717
FCW#7	828230	341718
FCW#8	828231	341719
FCW#9	828232	341720
FCW#10	828233	341721
FCW#11	828234	341722
FCW#12	828235	341723
FCW#13	828236	341724
FCW#14	828237	341725
FCW#15	828238	341726
FCW#16	828239	341727
FCW#17	828240	341728
FCW#18	828241	341729
MAGMATIC GOLD	237766
MAGMATIC GOLD 1	237767
DC 1	252945
DC 2	252946

Exhibit B
5 of 7

Claim	BLMSerialNo.	Book/Page
DC 3	252947
DC 4	252948
DC 5	252949
DC 6	252950
DC 7	252951
DC 9	252953
DC 11	252955
DC 12	252956
DC 13	252957
DC 14	252958
DC 15	252959
DC 16	252960
DC 17	252961
DC 18	252962
DC 19	252963
DC 20	252964
DC 21	252965
DC 22	252966
DC 23	252967
DC 24	252968
DC 25	252969
DC 26	252970
DC 27	252971
DC 28	252972
MS	284421
MAGMATIC GOLD 2	284422
MAGMATIC GOLD 3	284423
MAGMATIC GOLD 4	284424
DIXIE 10	284440
DIXIE 11	284441
DIXIE 12	284442
DIXIE 13	284443
DIXIE 14	284444
DIXIE 15	284445
DIXIE 16	284446
DIXIE 17	284447
DIXIE	284133
DV-2	284134

Exhibit B
6 of 7

Claim	BLMSerialNo.	Book/Page
DV-3	284135
DV-14	284146
DV-15	284147
DV-25	284157
DV-26	284158
DV-60	284192
DV-72	284204
MAGMATIC GOLD 5	284425
MAGMATIC GOLD 6	284426
MAGMATIC GOLD 7	284427
MAGMATIC GOLD 8	284428
MAGMATIC GOLD 9	284429
MAGMATIC GOLD 10	284430
MAGMATIC GOLD 11	284431
DIXIE 1	284432

LEASES

Lease Name/Lessor	Lease Date	Property Description
Richard Fisk	02/13/2003	Various contiguous unpatented lode mining claims situated in Churchill County, Nevada T22N, R33E, Section 1 and T22N, R34E, Sections 5,6,7,8

Exhibit B
7 of 7